BENEFIT PROTECTOR (SM) PLUS DEATH BENEFIT RIDER


This rider is made part of the annuity contract to which it is attached. It changes the contract by adding certain terms and provisions to the annuity contract. This rider is subject to all of the provisions in the annuity contract that do not conflict with the provisions of this rider.

This rider may provide a death benefit in addition to that provided under the contract upon the death of you or the annuitant while this rider is in force and prior to annuitization. There is an additional charge for this rider as described below.

DEFINITIONS

Earnings at Death Amount (EAD).  This means:
The death benefit otherwise payable under the contract,
         Minus
Purchase payments made under the contract that have not been previously withdrawn.

For purposes of this rider, EAD is subject to a minimum value of $ 0.00. EAD shall not exceed the maximum EAD Percentage shown under Contract Data multiplied by purchase payments not previously withdrawn that are one year old or more.

Rider Benefit Percentage.  This means:
The percentage amount shown for this rider under Contract Data that is used to calculate part of the rider death benefit under this rider.



RIDER DEATH BENEFIT

In addition to the "Death Benefits Before Annuitization" as described in this contract or other rider attached to this contract, we will pay the beneficiary the sum of A + B where:

         A = an amount determined by multiplying the Rider Benefit Percentage by the EAD amount; and

         B = a percentage of the purchase payments you paid within 60 days of the Contract date that have not been previously withdrawn. The percentage depends on the contract year of death. See the Purchase Payment Percentage schedule under Contract Data.


CHARGES FOR THE RIDER

The charge for this rider is shown under Contract Data and is multiplied against your contract value on the contract anniversary each year prior to annuitization. We deduct the charge on a pro-rata basis among the subaccounts and fixed accounts in the same proportion your value in each bears to your total contract value.

If  the  contract  is  terminated   for  any  reason  except  death,   and  when
annuitization occurs, we will deduct the charge at that time, adjusted for the number of calendar days coverage was in effect during the contract year.



TERMINATING THE RIDER

You may terminate this rider within 30 days following the first contract anniversary. You may also terminate this rider within 30 days following any contract anniversary beginning with the seventh contract anniversary.

This rider will terminate on the date you make a full withdrawal from the contract or upon annuitization of the contract.

This Rider is effective as of the contract date of this contract unless a different date is shown here or under Contract Data.

American Enterprise Life Insurance Company



Secretary

form 271156